ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert SAGE Fund
Calvert Global Value Fund
Calvert Global Equity Income Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert Global Value Fund and Calvert Global Equity Income Fund (“Fund”), series of Calvert SAGE Fund. Calvert has agreed with the Funds to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Funds through April 30, 2017, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

	Class A	Class I	Class C	Class Y

Calvert SAGE Fund
Calvert Global Value Fund	1.23%	0.88%	2.35%	0.98%
Calvert Global Equity Income Fund	1.23%	0.88%	2.35%	0.98%

For Funds:	/s/ Ivy Wafford Duke	For Calvert:	/s/ Vicki L. Benjamin
	Ivy Wafford Duke		Vicki L. Benjamin
	Vice President and Secretary		Senior Vice President, Chief Financial Officer and Treasurer

Effective Date: October 1, 2015